Exhibit 4.42

CONSULTANCY AGREEMENT

THIS AGREEMENT with effect from this 1st day  of January 2013 by and between OCEAN RIG MANAGEMENT INC. a Marshall Islands corporation having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the "Company") and VIVID FINANCE LIMITED a company having its registered office at 10 Skopa Street, Nicosia, Cyprus (the "Consultant”).

BY WHICH, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

1.           The Company. The Company is a wholly owned subsidiary of Ocean Rig UDW Inc.(“UDW”), the latter being a company which has been engaged directly or through subsidiaries in the ownership, operation and management of offshore drilling units trading worldwide. The common shares of UDW are quoted on NASDAQ Global Markets and as such UDW is subject to U.S. securities laws and regulations.

2.           Engagement. The Company hereby engages the Consultant to act as consultant on matters of financing for the Company and/or UDW and/or for any affiliates, subsidiaries or holding companies thereof (the "Affiliates") as directed by the Company, and to provide the services set forth herein below to this Agreement (the “Services”) as defined in the Scope of Works and the Consultant hereby accepts such engagement.

3.	SCOPE OF WORKS

The Consultant shall provide consulting services related to:

(i)	Identifying, sourcing, negotiating and arranging new loan and credit facilities with lenders/financial institutions
(ii)	Raising equity or debt in the public capital markets
(iii)	Identifying, sourcing, negotiating and arranging interest rate swaps agreements, foreign currency contracts and forward exchange contracts.
(iv)	Renegotiating existing loan facilities, bonds etc.

4.	FEES

In consideration of such services the Consultant shall receive a fee of twenty basis points (0.20%) on the total transaction amount.

5.	DUTIES

The Consultant shall provide its services, using all its experience, resources and due diligence. The Consultant undertakes to use all reasonable endeavors to provide the services in accordance with Clause 3 hereof and to protect and promote the interests of the Company and/or the Affiliates in all matters relating to the provision of these services.

6.	THE CONSULTANT’S RIGHT TO SUB-CONTRACT

6.1
The Consultant shall be entitled to procure performance of the Consultant’s obligations hereunder by its parent, subsidiary or associated companies or (in the case of other services) third parties (hereinafter collectively called the “Sub-Consultant”) in accordance with the following provisions of this Clause 6.1:

(i)	Any such performance of all or any of the Consultant’s obligations by the Sub-Consultant shall be and constitute full and sufficient performance by the Consultant of their obligations hereunder;
(ii)
The Company hereby agrees with the Consultant that insofar as Sub-Consultant performs the obligations of the Consultant, the Sub-Consultant shall be entitled to the benefits of the provisions of Clause 9; and

(iii)
Any performance of the Consultant’s obligations by the Sub-Consultant shall be without prejudice to the rights of the Company hereunder for any failure by the Consultant in performance of the Consultant’s duties and obligations hereunder and notwithstanding performance by the Sub-Consultant, the Consultant shall remain solely responsible to the Company for performance of its obligations hereunder.

6.2	The provision of Clause 6.1 shall remain in force notwithstanding termination of this Agreement.

7.	RESPONSIBILITIES

7.1	FORCE MAJEURE

Neither the Company nor the Consultant shall be liable to the other for loss or damage resulting from delay or failure to perform their obligations under this Agreement, or any contract hereunder, either in whole or in part, when any such delay or failure shall be due to causes beyond their control due to civil war, insurrections, strikes, riots, fires, floods, explosions, earthquakes, serious accidents, or any acts of God, failure of transportation, epidemics, quarantine restrictions, or labor trouble causing cessation, slow down, or interruption of work.

In the event that a situation giving rise to force majeure which prevents a party from performing under this Agreement, the parties shall confer as to the further fulfillment or termination of this Agreement.

7.2           INDEMNITY – GENERAL

The Company hereby undertakes to indemnify and hold harmless the Consultant and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising out of or in connection with the performance of this Agreement, and against and in respect of all costs, loss, damages and expenses on a full indemnity basis) which the Consultant may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement other than arising from the gross negligence or willful misconduct of the Consultant.

7.3           IDEMNITY – TAX

Without prejudice to the general indemnity set out in Clause 7.2, the Company hereby undertakes to indemnify and hold harmless the Consultant, its employees, agents and subcontractors against all taxes, imposts and duties levied by any government, other than income taxes, as a result of the trading or other activities of the Company/the Affiliates and/or the Company’s/the Affiliates` Vessels whether or not such taxes, imposts and duties are levied on the Company and/or the Affiliates or the Consultant.

7.4           “HIMALAYA”

It is hereby expressly agreed that no employee or agent of the Consultant (including every subcontractor from time to time employed by the Consultant and the employees of such subcontractors) shall in any circumstances whatsoever be under any liability whatsoever to the Company for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Consultant or to which the Consultant is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Consultant acting as aforesaid.

7.5	The provisions of Clause 7 shall remain in force notwithstanding termination of this Agreement.

8.	DURATION

The term of this Agreement shall commence on the date of the execution of this agreement and continue for a period of five (5) years.

9.           TERMINATION OF AGREEMENT

Unless otherwise agreed in writing between the parties this Agreement may be terminated as follows:

9.1	At the end of its term unless extended by mutual agreement

9.2	The parties by mutual agreement may terminate this Agreement at any time

9.3	The Company may opt to terminate this Agreement by written notice to the Consultant prior to actual termination date by observing a prior written notice period of thirty (30) days

9.4           TERMINATION BY DEFAULT – THE COMPANY

(i)
The Consultant shall be entitled to terminate the Agreement with immediate effect by notice in writing if any moneys requested by the Consultant from the Company shall not have been received in the Consultant’s nominated account within ten (10) days of payment having been requested in writing by the Consultant or if the Company fails to comply to the reasonable satisfaction of the Consultant with the requirements of Clauses 4 and 7.

(ii)	If the Company fails to meet its obligations hereunder in any material respect for reasons within its control.

9.5           TERMINATION BY DEFAULT – THE CONSULTANT

If the Consultant fails to meet its obligations under this Agreement in any material respect for reasons within the control of the Consultant, the Company may give a written notice to the Consultant specifying the default and requiring it to remedy the default as soon as practically possible. In the event that the Consultant fails to remedy such default, if remediable, within a reasonable time to the reasonable satisfaction of the Company, the Company shall be entitled to terminate this Agreement with immediate effect by notice in writing.

10.	CONFIDENTIALITY

10.1
Save for the purpose of the enforcing or carrying out as may be necessary their respective rights or obligations, each party agrees to maintain and to use all reasonable endeavors to procure that their respective officers and employees maintain confidentiality and secrecy in respect of all information relating to the other’s business received by it directly or indirectly pursuant to this Agreement.
10.2
As between the Company and the Consultant, the Company hereby agrees and acknowledges that all title and property in and to the management manuals of the Consultant and other written material of the Consultant concerning management functions and activities is vested in the Consultant and the Company agrees not to disclose the same to any third party and, on the termination of this Agreement, to return all such manuals and other materials to the Consultant. For the purposes of this Clause reference to “the Consultant” includes the parent, subsidiary and associated companies of the Consultant and any third parties providing services.

11.	LAW AND ARBITRATION

11.1
This Agreement shall be governed by English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof for the time being in force.

11.2	The arbitration shall be conducted in accordance with the London Maritime Arbitrators’ (LMAA) Terms current at the time when the arbitration is commenced.

11.3
Save as mentioned below, the reference shall be to three arbitrators, one to be appointed by each party and the third by the two so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment to the other party requiring the other party to appoint its arbitrator within 14 days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and give notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring the dispute to arbitration may, without the requirement of any further prior notice to the other party accordingly. The award of a sole arbitrator shall be as binding as if he had been appointed by agreement.

11.4
In cases where neither the claim nor any counterclaim exceeds the sum of USD 50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

12.	NOTICES

12.1
Any notice or other communication required to be given or made hereunder shall be in writing and may be served by sending same by registered airmail, electronic-mail, telex, facsimile or by delivering the same (against receipt) to the address of the party to be served to such address as may from time to time be notified by the party for the purpose.

12.2
Any notice served by post as aforesaid shall be deemed conclusively duly served five days after the same shall have posted. Notices served by telex aforesaid shall be deemed conclusively to have been served on the day following of the same, provided evidence of transmission appears on the particular notice.

Notices to the Consultant shall be made as follows:

VIVID FINANCE LIMITED
10 Skopa Street
CY-1075 Nicosia
P.O.Box 24736
CY-1303 Nicosia
Cyprus
Tel: (+357) 22 76 75 15
Fax: (+357) 22 76 15 42
Email: Law@kkgadvocates.com

Notice to Company shall be made as follows:

OCEAN RIG MANAGEMENT INC.
c/o OCEAN RIG UDW INC.
10 Skopa Street, Tribune House, 2nd Floor, office 202, CY 1075
Nicosia
Cyprus
Attn: Mr. Savvas Georghiades
Phone: +357 22767517
Fax:       +357 22761542
Email:    oceanrig@cytanet.com.cy

13.	CHANGE OF CONTROL

13.1
In the event of a “Change of Control”, during the term of this Agreement, the Consultant has the option to terminate this Agreement, cease providing the abovementioned services to the Company within three (3) months following such Change in Control.

13.2	For the purposes of this Agreement, the term “Change of Control” shall mean the:

(i)
Acquisition by any individual, entity or group of beneficial ownership of fifty percent (50%) or more of either (A) the then-outstanding shares of common stock of UDW or (B) the combined voting power of the then-outstanding voting securities of UDW entitled to vote generally in the election of directors, other than by Dryships Inc. of Marshall Islands, currently being the majority shareholder of UDW.

(ii)	Consummation of a reorganization, merger or consolidation of UDW or the sale or other disposition of all or substantially all of the assets of UDW ; or

(iii)	Approval by the shareholders of the Company and/or UDW of a complete liquidation or dissolution of the Company and/or UDW.

14.	ENTIRE AGREEMENT

14.1
This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter of the Agreement; and (in relation to such subject matter) supersedes all prior discussions, understandings and agreements between the parties and all prior representations and expressions of opinion by the parties.

14.2
Each of the parties acknowledges that it is not relying on any statements, warranties, representations or understandings (whether negligently or innocently made) given or made by or on behalf of the other in relation to the subject matter hereof and that it shall have no rights or remedies with respect to such subject matter otherwise than under this Agreement. The only remedy available shall be for breach of contract under the terms of this Agreement. Nothing in this clause shall, however, operate to limit or exclude any liability for willful cause of loss.

14.3	For the avoidance of doubt it is noted that the provisions of this Agreement take precedence and prevail over any other provisions in any earlier agreement between the parties.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.

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ON BEHALF OF THE COMPANY

/s/ Dr. Adriano Cefai
By:          Dr. Adriano Cefai
Title:       Director of Omega Services Limited,
Sole Director of
Ocean Rig Management Inc.

ON BEHALF OF VIVID FINANCE LIMITED

/s/ Yiannoula Georghiades
By:  Ms Yiannoula Georghiades
Title: Sole Director